Prior to September 19, 2009, Lehman Brothers, Inc. ("LBI") served as the exclusive prime broker for short sales in the Structured Large Cap Plus Fund. Due to bankruptcy, LBI's business was liquidated under the Securities Investor Protection Act. The trustee for the liquidation proceedings (the "Liquidation Trustee") had taken a position with respect to the valuation date for the Fund's short positions which Fund management believed to be incorrect and materially disadvantageous to the Fund. The Fund settled with the Liquidation Trustee on November 15, 2010.